News Release Communiqué de Pressee

Exhibit 99.5
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TOTAL S.A.
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Total Finalizes its Entry in Prospecting Lease OPL 247 in Nigeria
Paris, July 30, 2007 - Total today announced that its fully-owned Nigerian subsidiary, Elf Petroleum Nigeria Limited (EPNL), has finalized the acquisition of a 36% interest in deep offshore Oil Prospecting Lease (OPL) 247, operated by Chevron.
OPL 247 lies around 150 kilometres offshore southeast Nigeria in water depths of 1,000 to 1,500 metres. It is located near the main deep offshore operations currently being developed by Total. 3D seismic data has been collected and is being interpreted to prepare drilling of an initial well.
This acquisition extends Total’s acreage deep offshore Nigeria, where it has acquired extensive expertise operating five blocks near OPL 247. These include OML 130 (Akpo and Egina), OPL 221, OPL 222 (Usan) and OPL 223. Total and its partners will benefit from the Group’s experience in the area and from potential significant synergy in future exploration work and developments.
Today’s announcement demonstrates Total’s commitment and its confidence in the development of Nigeria’s oil and gas industry. It also confirms the Group’s desire to pursue a strategy of growth and diversification in high potential exploration regions.
Exploration & Production in Nigeria
Nigeria, where Total has operated for some 50 years, is one of the Group’s key growth areas in Africa. Driving this growth are conventional and deep offshore developments, as well as projects to develop natural gas reserves, notably through Total’s interests in Nigeria LNG (15%) and Brass LNG (17%).
Total is pursuing its deep offshore oil developments. It is a partner in the Bonga field (12.5%), with a current production of around 200,000 barrels of oil per day. The Akpo field should come on stream in 2008 and plateau at 225,000 barrels of oil equivalent per day.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Development of the Usan field, will enhance the Group’s deep offshore production in Nigeria at the beginning of the next decade. Located in OML 130, the Egina discovery will also be developed separately. Appraisal work is currently under way.
Total is pursuing exploration, notably deep offshore southern Nigeria, as well as its drive to acquire leases, as illustrated by its entry into the OPL 247.
Moreover, with five gas liquefaction trains up and running, NLNG’s annual capacity stands at 17.7 million metric tons. This will rise to 21.7 million metric tons when Train 6 comes on stream. Looking past 2010, plans to commission a seventh train, increasing global capacity of the plant to 30 million metric ton, and to develop Brass LNG (10 million metric tons) should strengthen Total’s position as one of the region’s major LNG players.
Total will support rising LNG production in Nigeria by developing its own natural gas output. The Group first got involved in natural gas onshore, with interests in OML 58 (operator, with 40%) and SPDC (10%). It then moved offshore, notably with the Amenam development, which came on stream at the end of 2006, and the Akpo and Ofon 2 projects, scheduled to begin producing in 2008 and 2010, respectively.
Discoveries on OML 112/117 and the new interest in OML 136 have given an added boost to this strategy of developing gas output in Nigeria.
OMLs 99, 100 and 102, operated by Total in a joint venture with NNPC, also contribute to current offshore production in Nigeria, mainly from the Amenam, Ofon and Odudu-area fields.
Total will be able to consolidate its position as a leading oil major in Africa through an expanded presence in Nigeria and especially higher output in Angola and Republic of Congo.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com